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10027871

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 10963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 PROVIDENCE ROAD SUITE 201
(No. and Street)

TOWSON, MARYLAND 21286
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CRAIG G. FISCHER 410-296-0470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KUCZAK & ASSOCIATES, P.A.
(Name – *if individual, state last, first, middle name*)

139 NORTH MAIN STREET BEL AIR, MD 21014
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
FEB 26 2010
Washington, DC
121

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JD
3/9/2010

Potential persons who are to respond to the collection of information contained in this form are not required to respond

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, CRAIG G. FISCHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATLANTIC SECURITIES, INC., as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARLENE P. CROUSE
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires 5-1-2012

Signature

VICE PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIC SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2009

ATLANTIC SECURITIES, INC.

TABLE OF CONTENTS

Kuczak & Associates, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

139 North Main Street, Suite 300
Bel Air, MD 21014

Report of Independent Registered Public Accounting Firm

The Board of Directors
Atlantic Securities, Inc.
Towson, Maryland

We have audited the accompanying balance sheet of Atlantic Securities, Inc. as of December 31, 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2009. We also have audited Atlantic Securities, Inc. internal control over financial reporting as of December 31, 2009. Atlantic Securities, Inc. management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide

reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlantic Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Atlantic Securities, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Financial and Operational Combined Uniform Single Report IIa and Statement Pertaining to Exemptive Provisions Under 15c3-3 (k) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bel Air, Maryland
February 24, 2010

ATLANTIC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Current Assets:	
Cash and Equivalents	$ 21,742
Fixed Assets:	
Furniture & Fixtures	29,821
Less: Accumulated Depreciation	(29,821)
Total Fixed Assets	-
Other Assets:	
Security Deposit	1,547
Total Other Assets	1,547
TOTAL ASSETS	$ 23,289

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Accrued Expenses	$ 2,731
Total Current Liabilities	2,731
Stockholders' Equity:	
Capital Stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	19,727
Retained Earnings	831
Total Stockholders' Equity	20,558
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 23,289

See Accompanying Notes

ATLANTIC SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions	$ 76,808
Dividend Income	24
Total Revenues	76,832
EXPENSES:	
Commissions	25,588
Salaries	28,655
Rent	2,447
Dues & Subscriptions	8,261
Telephone	369
Automobile	3,102
Office	556
Accounting	3,100
Other Expenses	6,564
Total Expenses	78,642
NET LOSS	$ (1,810)

See Accompanying Notes

ATLANTIC SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2009

CAPITAL STOCK	$ 19,727
RETAINED EARNINGS:	
Balance at Beginning of Year	2,641
Net Loss	(1,810)
Distributions	-
Balance at End of Year	831
TOTAL STOCKHOLDERS' EQUITY	$ 20,558

See Accompanying Notes

ATLANTIC SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	$ (1,810)
Adjustments to reconcile net income to net cash used by operating activities:	
Increase in payroll taxes payable & accrued expenses	1,731
Net cash used by operating activities	(79)
NET DECREASE IN CASH AND EQUIVALENTS	(79)
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	21,821
CASH AND EQUIVALENTS AT END OF YEAR	$ 21,742

See Accompanying Notes

ATLANTIC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1 - NATURE OF OPERATIONS

Atlantic Securities, Inc. (the "Company") was formed as a corporation under the general laws of the State of Maryland on July 12, 1962. The Company advises investors in the Mid-Atlantic region, in the purchase of mutual fund investments and acts as an agent, receiving commissions from mutual fund families when their clients purchase mutual fund investments. The Company's business is limited to mutual funds and/or variable annuities.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commission revenue is recorded on a trade-date basis.

Cash and Equivalents

For the purposes of the cash flow presentation, the Company considers all cash on deposit and money market funds as cash and equivalents.

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, Management has not provided an allowance for doubtful accounts on these receivables.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Fixed Assets

Fixed assets are recorded at cost. Maintenance, repairs and minor renewals are charged against income as incurred. Major renewals and betterments are capitalized. Depreciation is calculated using accelerated methods over the estimated useful lives of the respective assets.

Income Taxes

The stockholders of the Company have elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual shareholders are taxed on their proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The accompanying financial statements contain no significant estimates.

Note 3 - RELATED PARTY TRANSACTIONS

The Company's stock is owned by the same individuals who also own all of the stock of Atlantic Securities Associates, Inc., an insurance brokerage; and Atlantic Financial Services, Inc., a SEC registered investment advisor in the State of Maryland. The Company currently shares office facilities, personnel and furniture with both of these entities and charges the affiliates for shared expenses.

ATLANTIC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 3 - RELATED PARTY TRANSACTIONS - CONTINUED

The owners of the Company received compensation of $7,110 for the year ended December 31, 2009. This amount is included in commission expense in the accompanying financial statements, of which $0 was unpaid at year-end.

Note 4 - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients. The Company utilizes ten brokers to generate revenue, however, the owners are responsible for approximately 28.15% of the revenue earned by the Company.

Note 5 - LEASES

The Company currently shares office space with a related company under an operating lease, which expires November 30, 2010. Total future minimum lease payments are as follows:

2010	$27,721
Total Future Minimum Lease Payments	$27,721

Rent expense for the year ended December 31, 2009 amounted to $2,447; which reflects reimbursement for some rental expense from affiliated entities.

Note 6 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no liabilities subordinated to claims of general creditors.

Note 7 - REGULATORY REQUIREMENTS

As a registered dealer in securities, the Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than fifteen times net capital, as defined.

As of December 31, 2009, the Company's net capital was $18,859 which exceeded the net capital requirement by $13,859. As of December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was approximately .15 to 1.

The corporation is exempt from the provisions of the Securities and Exchange Commission's Customer Protection-Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section K(1) of the rule.

SUPPLEMENTARY SCHEDULE

ATLANTIC SECURITIES, INC.
SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
(PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1)
DECEMBER 31, 2009

COMPUTATION OF AGGREGATE INDEBTEDNESS	
Liabilities included in aggregate indebtedness:	
Accrued commissions & expenses	$ 2,731
Aggregate Indebtedness	$ 2,731
COMPUTATION OF NET CAPITAL	
Total stockholders' equity	$ 20,558
Less: Total Non-Allowable Assets	(1,547)
Net capital before haircuts on securities positions	19,011
Haircuts on securities:	
Money market account	(152)
Net Capital	$ 18,859
CAPITAL REQUIREMENTS	
Net capital required	$ 5,000
Net capital in excess of requirements	13,859
Net capital, as shown above	$ 18,859
Ratio of aggregated indebtedness to net capital	.15 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital, as reported in Company's Part II (Unaudited) Focus Report	$ 19,011
Rounding	(152)
Net Capital Per Above	$ 18,859
Aggregate indebtedness, as reported in Company's Part II (Unaudited) Focus Report	$ 2,731
No changes required, as noted during audit	-
Aggregate indebtedness, Per Above	$ 2,731

There were no material differences between the audited computation of net capital and the broker/dealer's corresponding Unaudited Part II A. Material inadequacies were not found to exist since the previous audit.

See Independent Auditors' Report